FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 01, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

BRF – BRASIL FOODS S.A.
A publicly held company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

MINUTES OF THE 4th/2010 ORDINARY MEETING OF THE BOARD OF DIRECTORS
(Drawn up in summary form, as provided for under article 130, paragraph 1 of Law 6404/76)

DATE, PLACE AND TIME: May 20 2010, at 9.00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: majority of Board members. PRESIDING OFFICIAL: Nildemar Secches, Co-chairman. Luiz Fernando Furlan, Co-chairman and Edina Biava, Secretary.  DECISIONS TAKEN: 1. Approval of contract for the provision of qualified depositary services (FINEP) – Submission for approval of the contract for the provision of qualified depositary services to be signed with Banco Santander Brasil S.A., with the objective of regulating the activities of the above-referred bank as a qualified depositary of BRF receivables, in order that, in the event of default of any of the payment obligations under loan agreements Nr. 02.09.0556.00 and Nr. 02.10.0057.00 between BRF and FINEP and approved by the Board of Directors on February 26 2010, the above-referred bank be able to block and transfer to FINEP any balance in BRF’s account at said bank arising from the collection of receivables, should such notification be received from FINEP. The Board approved the procedure as proposed. 2. Approval of the mortgage granted in favor of the BRDE (Copercampos) – Re-ratification of the authorization given on April 23 2010 to Executive Management to constitute a mortgage in favor of the BRDE of the property located on the odd-numbered side of highway SC-453, in Rio das Pedras, municipality of Videira, State of Santa Catarina, registered with the Videira, SC, Real Estate Registry Office under Nr. 10.329, in order to establish that said mortgage includes not only the site itself, but also all registered additions or improvements to said site, all unregistered additions or improvements to the same, as well as all used equipment, of domestic or foreign origin, installed and in use at said production facility;  Authorization for Executive Management to grant the BRDE in guarantee a mortgage, in addition to that mentioned above, of the property located at Rua Presidente Castelo Branco, Herval D’Oeste, State of Santa Catarina, registered with the Joaçaba, SC, Real Estate Registry Office under Nr. 20.135, as well as all registered additions and improvements to said site, all unregistered additions and improvements to the same and all used equipment, of domestic or foreign origin, installed at said production facility.   3. Other internal Company matters. CLOSURE: These minutes, having been drawn up, read and approved, were signed by all present. Members of the Board of Directors: Nildemar Secches, Luiz Fernando Furlan, Co-Chairmen, Carlos Alberto Cardoso Moreira, Décio da Silva, Francisco Ferreira Alexandre, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Roberto Faldini, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho. São Paulo-SP,  May 20 2010 (I certify this to be an exact copy of the original minutes drafted to Register Nr. 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Board of Directors of the Company, pages 139 to 143).

EDINA BIAVA
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 01, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director